Exhibit 99.61

ASX Market Announcement

GTG to form Strategic Alliance with global testing leader QIAGEN

Melbourne, Australia, 1 February, 2023: Genetic Technologies Limited (ASX:GTG; NASDAQ:GENE, “Company”, “GTG”), a global leader in guideline-driven genomics-based tests in health, wellness and serious diseases, is pleased to announce that the Company is forming a strategic alliance with QIAGEN, a global leader in molecular testing with operations in 35 countries.

The alliance will establish and develop a ‘Centre of Excellence’ facility in Australia initially servicing Australia and New Zealand with potential for expansion, showcasing the Life Science and Diagnostics expertise of both organisations throughout the region. The partnership will further enhance GTG’s reputation as a regional leader in precision medicine in predicative and consumer genomics, utilising QIAGEN technologies.

The relationship is expected to open a wide range of new commercial opportunities for GTG with enhanced automation capability and increased capacity supporting long-term revenue growth. Additionally, this initiative will unlock the Australian reimbursable market for all testing categories, including the geneType hereditary cancer test. This will make the geneType Breast, Ovarian and Colorectal cancer tests the most comprehensive offering in the market later in 2023. Gaining reimbursement coverage for geneType cancer assessment tests is expected to accelerate the adoption of these tests by General Practice clinics where patients are able to undertake the test with minimal out-of-pocket expenses.

QIAGEN will support the enhancement of GTG capabilities through software, hardware, consumable and technical solutions, including:

●	the reagents and QIAGEN’s proprietary QCII software to complete Next Generation Sequencing (NGS) validation in house. The rollout will include QIAGEN’s QIAseq targeted DNA Pro Sample to Insight solutions for NGS Oncology and customised inhouse data analysis tools to provide sample to result service for GTG customers;

●	collection devices, hardware, reagents and panels to equip GTG with the required laboratory scale to perform tests in-house;

●	capability to multiplex on different scalable platforms; and

●	provide technical support and the establishment of protocols for GTG to perform the tests for NATA accreditation for QIAGEN related Technologies.

GTG’s NATA1 accredited and CLIA2 certified high complexity laboratory in Melbourne will play an important role providing analytical services and insights. QIAGEN will support the Company through their global technical expertise and leadership, and work closely with GTG to bolster automation capability with hardware, reagents and panels, bringing best-in-class testing. GTG will harness this expertise to continue the innovation journey for the GeneType and EasyDNA brands.

GTG’s CEO, Simon Morriss said, “we are extremely excited to be forming this alliance with the regional subsidiary of such a prestigious global partner. After a period of extensive trialling throughout 2022 we are now onboarding this capability within our labs, and will see significant benefits with automation. We also see this relationship unlocking the reimbursable market within Australia, as our tests are progressively adopted by our local GP clinics. Finally and importantly, there is tremendous alignment between both organisations for growth in our region with planning already underway for a number of significant new emerging initiatives.”

QIAGEN’s Managing Director, Head of Commercial Operations AUS, Rod Gleeson, commented: “We are excited to take our existing partnership with GTG to the next level. This strategic alliance will leverage QIAGEN testing technologies from Sample to Insight for multiple applications. Further we believe this will facilitate growth and expansion in the region, and potentially even beyond.”

-END-

1 National Association of Testing Authorities (NATA)

2 Clinical Laboratory Improvement Amendments (CLIA)

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

Authorised for release by the board of directors of Genetic Technologies Limited.

Enquiries

Investor Relations

Adrian Mulcahy

Automic Markets

M: +61 438 630 411

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

About QIAGEN

QIAGEN is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, forensics). As of September 30 2022 QIAGEN employed more than 6,300 people in over 35 locations worldwide. Further information can be found at www.qiagen.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000